Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the market that today it entered into a share purchase agreement, through its subsidiaries, with Avenue Controle Cayman Ltd and other selling stockholders, providing for the acquisition of control of Avenue Holding Cayman Ltd (“Avenue”). After obtaining the required regulatory approvals, Itaú Unibanco will initially acquire 35.0% of the total and voting capital of Avenue through a capital contribution of R$160 million and a secondary acquisition of shares, totaling approximately R$ 493 million. After 2 years from the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of the total and voting capital. After 5 years from the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by the current stockholders of Avenue. Avenue holds a U.S. digital securities broker, incorporated 4 years ago, aimed to democratize the access of Brazilian investors to the international market and currently has over 229 thousand active clients, 492 thousand accounts enabled and approximately R$6.4 billion under custody. In line with initiatives already announced, such as the acquisition of Ideal Corretora and the launch of the Íon platform, this operation strengthens Itaú Unibanco’s strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the most convenient channels for each client profile. Avenue’s investment intermediation services offered through Itaú Unibanco’s wide distribution franchise and client base will enable (i) the increased access to the foreign investment market and the functionality of opening an international current account, (ii) the international diversification of products and services through a simple, streamlined self-service experience, and (iii) the reliance on Avenue’s renowned professionals’ talent and expertise. The operation and management of Avenue will remain separate from Itaú Unibanco, which will become one of the institutions that will make Avenue’s services available to its clients abroad. The completion of this operation is subject to the approval from the regulatory bodies in the proper jurisdictions. São Paulo (SP), July 08, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence